

December 13, 2013

Via E-mail
Dr. Mark J. Ahn, PhD
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Avenue, Suite 270
Portland, Oregon 97239

> **Re:** **Galena Biopharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 6, 2013 and amended on November 7, 2013**
> **File No. 001-33958**

Dear Dr. Ahn:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Notes to Condensed Consolidated Financial Statements (unaudited)
1. Business and Basis of Presentation
Revenue Recognition, page 8

1. In light of your recent launch of Abstral, please provide us an analysis of each condition in ASC 605-15-25-1 that supports that you met each condition. Also, provide us an analysis of each of factor in ASC 605-15-25-3 to demonstrate you had the ability to make a reasonable estimate of future returns. Further, provide

us an analysis supporting that you were able to reasonably estimate provisions for prompt pay discounts, wholesaler discounts, rebates, chargebacks, patient assistance program rebates and other deductions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant